DEPARTMENT OF HEALTH & HUMAN SERVICES                                                              Public Health Service

September 29, 1990

Dr. J. Wassyl Nowicky

Ukrain Anti-Cancer Inst.

Laimgrubengasse 19/7

A-1060 Wien

Austria

Dear Dr. Nowicky,

The NCI’s new investigational in vitro disease-oriented primary antitumor screen has now entered a fully operational phase. A recent description of the rationale, background, current status and other details are provided in the enclosed review from PPO Updates. Currently, the cell panel consists of 60 lines against which compounds are tested at a minimum of five concentrations at 10-fold dilutions. A 48 hour continuous drug exposure protocol is used, and a sulforhodamnie B (SRB) protein assay is used to estimate cell viability or growth.

The development and applications of numerical and statistical methods of screening data analysis and refinement of selection criteria is continuing. However, we have adopted, on an interim basis, a set of data display and analysis procedures described briefly in the attachments provided. Pilot studies performed during the past 1 1/2 years have provide the basis for calibration of the screen with respect to known standards and the development of methods to facilitate the detection of patterns of interest.

The checklist includes observations of the mean response parameters, differential cellular sensitivity, and any subpanel-specific patterns of sensitivity. Enclosed are data obtained in the current operational screening protocol on compounds submitted by you recently and/or during the earlier development or pilot phases of the new in vitro screen. Screening program staff have reviewed the data and have provided the attached summary checklist for your information. Also indicated is any further pending action by NCI

Our staff welcomes your comments, criticisms, and advice concerning the information provided and the display formats employed. If you have specific questions concerning the enclosed data, or the status of your compounds. Please contact Dr. K. Paull. Chief. Information Technology Branch (Fax 301-496-8333) or Dr. Ven Narayanna, Chief, Drug Synthesis and Chemistry Branch (Phone 301-496-8795, Fax 301-496-8333).

Michael R. Boyd MD PhD